FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company

Hudbay Minerals Inc. ("Hudbay")
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

ITEM 2 Date of Material Change

June 20, 2023

ITEM 3 News Release

A news release relating to the material change referred to herein was issued on June 20, 2023 through Globe Newswire and filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") under the profile of Hudbay at www.sedar.com on June 20, 2023.

ITEM 4 Summary of Material Change

On June 20, 2023, Hudbay acquired all of the issued and outstanding common shares of Copper Mountain Mining ULC ("Copper Mountain") in consideration of 0.381 of a common share of Hudbay for each common share of Copper Mountain pursuant to the previously announced plan of arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the "Arrangement").

As a result of the completion of the Arrangement, Copper Mountain became a wholly-owned subsidiary of Hudbay. Hudbay will continue the operations of Hudbay and Copper Mountain on a combined basis.

ITEM 5 Full Description of Material Change

On June 20, 2023, Hudbay acquired all of the issued and outstanding common shares of Copper Mountain by way of the previously announced Arrangement with Hudbay pursuant to the arrangement agreement dated April 13, 2023 between Copper Mountain and Hudbay (the "Arrangement Agreement").

Pursuant to the Arrangement, Hudbay acquired all of the issued and outstanding common shares of Copper Mountain (including all Copper Mountain CHESS Depositary Interests ("Copper Mountain CDIs")) (collectively, the "Copper Mountain Shares") and, in consideration therefor, former holders ("Copper Mountain Shareholders") of Copper Mountain Shares received 0.381 of a common share of Hudbay (each whole share, a "Hudbay Share") for each Copper Mountain Share held immediately prior to the effective time of the Arrangement. No fractional Hudbay Shares were issued to Copper Mountain Shareholders in connection with the Arrangement and the number of Hudbay Shares issued in connection with the Arrangement was either (i) rounded up to the nearest whole Hudbay Share in the event that a Copper Mountain Shareholder was entitled to a fractional share representing 0.5 or more of a Hudbay Share or (ii) rounded down to the nearest whole Hudbay Share in the event that a Copper Mountain Shareholder was entitled to a fractional share representing less than 0.5 of a Hudbay Share.

Pursuant to the Arrangement, Copper Mountain became an unlimited liability company as contemplated by Section 51.31(1) of the Business Corporations Act (British Columbia) and its name was changed to Copper Mountain Mining ULC. As a result of the completion of the Arrangement, Copper Mountain became a wholly-owned subsidiary of Hudbay. Hudbay will continue the operations of Hudbay and Copper Mountain on a combined basis. Hudbay will continue as Hudbay Minerals Inc. and will remain listed for trading on the Toronto Stock Exchange ("TSX") and New York Stock Exchange under the ticker "HBM". In aggregate, Hudbay issued 84,165,617 Hudbay Shares under the Arrangement to former Copper Mountain Shareholders as consideration for their Copper Mountain Shares. The Copper Mountain Shares were de-listed from the TSX on June 21, 2023 and Copper Mountain has applied to cease to be a reporting issuer under Canadian securities laws. The Copper Mountain CDIs were de-listed from the Australian Securities Exchange on June 21, 2023.

In connection with the closing of the Arrangement, Hudbay appointed Jeane Hull and Paula Rogers, former directors of Copper Mountain, to the board of Hudbay. Further, Hudbay added to its management team Letitia Wong, who will lead integration, and Richard Klue as Vice President, Engineering Studies.

Full details of the Arrangement and certain other matters are set out in the joint management information circular of Copper Mountain and Hudbay dated May 15, 2023, a copy of which has been filed under Hudbay's issuer profile on SEDAR at www.sedar.com.

ITEM 5.2 Disclosure for Restructuring Transactions

Not applicable.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7 Omitted Information

None.

ITEM 8 Executive Officer

For further information, please contact:

Candace Brûle
Vice President, Investor Relations
(416) 814-4387
candace.brule@hudbay.com

ITEM 9 Date of Report

June 27, 2023.

Forward-Looking Statements

This material change report contains certain "forward looking statements" and certain "forward looking information" as defined under applicable Canadian and U.S. securities laws. Forward looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relate to future events or future performance and reflect Hudbay's expectations or beliefs regarding future events. Forward-looking statements include, but are not limited to, statements with respect to the application for Copper Mountain to cease to be a reporting issuer; the impact of the Arrangement on Hudbay shareholders, Copper Mountain Shareholders and other stakeholders and other anticipated benefits of the Arrangement. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Hudbay undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Additional risks and factors that could affect Hudbay's ability to achieve the expectations set forth in the forward-looking statements contained in this material change report or affect Hudbay's operations or financial results are included in Hudbay's public documents, including in each management's discussion and analysis and Hudbay's most recent annual information form, filed under its SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov.